Advent/Claymore Global Convertible Securities & Income Fund
2455 Corporate West Drive
Lisle, Illinois 60532

May 22, 2007

Mr. John M. Ganley

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Advent/Claymore Global Convertible Securities & Income Fund
Registration Statement on Form N-2 (File Nos. 333-140951 and 811-22022)

Dear Mr. Ganley:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Advent/Claymore Global Convertible Securities & Income Fund hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it may become effective at 1:00 p.m., Eastern time, on May 24, 2007 or as soon as practical thereafter.

Sincerely,

ADVENT/CLAYMORE GLOBAL CONVERTIBLE
SECURITIES & INCOME FUND

By:	/s/ Rodd Baxter
Rodd Baxter
Secretary

Global Markets & Investment Banking

4 World Financial Center - 5th Floor
New York, New York 10080 212-449-6500

May 22, 2007

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mr. John Ganley

Via Facsimile:  202-551-6945

Re:         Advent/Claymore Global Convertible Securities & Income Fund (the “Fund”)

Form N-2 Registration Statement No. 333-140951

Investment Company Act File No. 811-22022

Dear Mr. Ganley:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on April 20, 2007 and the Preliminary Prospectus dated April 20, 2007, began on April 23, 2007 and is expected to conclude at approximately 5:00 p.m., New York City time, on May 24, 2007, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 80,320 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of common shares of beneficial interest of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 1:00 p.m., New York City time, on May 24, 2007, or as soon as possible thereafter.

Very truly yours,

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

On behalf of the several Underwriters

By:	/s/ Richard A. Diaz
Name:	Richard A. Diaz
Title:	Authorized Signatory